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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              -------------------

                               (AMENDMENT NO. 1 )*



                       ACCENT SOFTWARE INTERNATIONAL LTD.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


      ORDINARY SHARES,
 PAR VALUE NIS .01 PER SHARE                              M01575105
------------------------------                          --------------
(TITLE OF CLASS OF SECURITIES)                          (CUSIP NUMBER)



Check the following box if a fee is being paid with this statement [x].


(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page of 12 Pages
                        Exhibit Index Appears on Page 10


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
--------------------------------         ---------------------------------------
CUSIP No. M01575105               13G                        Page 2 of 12
--------------------------------         ---------------------------------------

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   1            NAME OF REPORTING PERSONS:          IMR INVESTMENTS V.O.F.



                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE         41-1808960
                PERSONS:
--------------------------------------------------------------------------------
   2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                    (A) [ ]
                                                                    (B) [X]
--------------------------------------------------------------------------------
   3            SEC USE ONLY

--------------------------------------------------------------------------------
   4            CITIZENSHIP OR PLACE OF                    BELGIUM
                ORGANIZATION:

--------------------------------------------------------------------------------
   NUMBER OF             5     SOLE VOTING POWER:                     2,470,955
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            6     SHARED VOTING POWER:                   0
   OWNED BY
                     -----------------------------------------------------------
     EACH                7     SOLE DISPOSITIVE POWER:                2,470,955
   REPORTING
                     -----------------------------------------------------------
  PERSON WITH            8     SHARED DISPOSITIVE POWER:              0

--------------------------------------------------------------------------------
   9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY   2,470,955 ** SEE ITEM 4
                EACH REPORTING PERSON:

--------------------------------------------------------------------------------
   10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES:*
                                                                            [ ]
--------------------------------------------------------------------------------
   11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):        15.5%

--------------------------------------------------------------------------------
   12           TYPE OF REPORTING PERSON:                  PN
--------------------------------------------------------------------------------


*         SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------         -------------------------------------
CUSIP No. M01575105                  13G                     Page 3 of 12
----------------------------------         -------------------------------------

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  1            NAME OF REPORTING PERSONS:                 IMR FUND, L.P.



               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE           41-1676714
               PERSONS:
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                       (A) [ ]
                                                                       (B) [X]
--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            CITIZENSHIP OR PLACE OF                    DELAWARE
               ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF             5     SOLE VOTING POWER:                     0
   SHARES
                    ------------------------------------------------------------
BENEFICIALLY            6     SHARED VOTING POWER:                   2,894,705
  OWNED BY
                    ------------------------------------------------------------
    EACH                7     SOLE DISPOSITIVE POWER:                0
  REPORTING
                    ------------------------------------------------------------
 PERSON WITH            8     SHARED DISPOSITIVE POWER:              2,894,705

--------------------------------------------------------------------------------
  9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY    2,894,705 ** SEE ITEM 4
               EACH REPORTING PERSON:

--------------------------------------------------------------------------------
  10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES:*
                                                                            [ ]
--------------------------------------------------------------------------------
  11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):         18.2%

--------------------------------------------------------------------------------
  12           TYPE OF REPORTING PERSON:                  PN
--------------------------------------------------------------------------------

*         SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------         -------------------------------------
CUSIP No. M01575105                  13G                    Page 4 of 12
----------------------------------         -------------------------------------

--------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSONS:         IMR MANAGEMENT PARTNERS L.P.



               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE            41-1674084
               PERSONS:
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                    (A) [ ]
                                                                    (B) [X]
--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            CITIZENSHIP OR PLACE OF                    DELAWARE
               ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF             5     SOLE VOTING POWER:                     0
   SHARES
                    ------------------------------------------------------------
BENEFICIALLY            6     SHARED VOTING POWER:                   2,894,705
  OWNED BY
                    ------------------------------------------------------------
    EACH                7     SOLE DISPOSITIVE POWER:                0
  REPORTING
                    ------------------------------------------------------------
 PERSON WITH            8     SHARED DISPOSITIVE POWER:              2,894,705

--------------------------------------------------------------------------------
  9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY    2,894,705 ** SEE ITEM 4
               EACH REPORTING PERSON:

--------------------------------------------------------------------------------
  10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES:*
                                                                            [ ]
--------------------------------------------------------------------------------
  11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):         18.2%

--------------------------------------------------------------------------------
  12           TYPE OF REPORTING PERSON:                  PN
--------------------------------------------------------------------------------

*         SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------         ------------------------------------
CUSIP No.  M01575105                  13G             Page 5 of 12
-----------------------------------         ------------------------------------

--------------------------------------------------------------------------------
   1            NAME OF REPORTING PERSONS:                 IMR GENERAL, INC.



                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE           41-1673674
                PERSONS:
--------------------------------------------------------------------------------
   2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                     (A) [ ]
                                                                     (B) [X]
--------------------------------------------------------------------------------
   3            SEC USE ONLY

--------------------------------------------------------------------------------
   4            CITIZENSHIP OR PLACE OF                    DELAWARE
                ORGANIZATION:

--------------------------------------------------------------------------------
   NUMBER OF             5     SOLE VOTING POWER:                     0
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            6     SHARED VOTING POWER:                   2,894,705
   OWNED BY
                     -----------------------------------------------------------
     EACH                7     SOLE DISPOSITIVE POWER:                0
   REPORTING
                     -----------------------------------------------------------
  PERSON WITH            8     SHARED DISPOSITIVE POWER:              2,894,705

--------------------------------------------------------------------------------
   9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY   2,894,705 ** SEE ITEM 4
                EACH REPORTING PERSON:

--------------------------------------------------------------------------------
   10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES:*
                                                                            [ ]
--------------------------------------------------------------------------------
   11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):        18.2%

--------------------------------------------------------------------------------
   12           TYPE OF REPORTING PERSON                   CO
--------------------------------------------------------------------------------

*         SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

           (a) The name of the issuer is Accent Software International Ltd. (the "Issuer").

           (b) The address of the Issuer's principal executive office is 28 Pierre Koenig Street, P.O. Box 53063, Jerusalem, Israel 91530.

ITEM 2.  IDENTITY OF PERSON FILING

          This statement is filed on behalf of IMR Investments V.O.F., a Belgian partnership, IMR General, Inc., a Delaware corporation, IMR Fund, L.P., a Delaware limited partnership and IMR Management Partners L.P., a Delaware limited partnership, (collectively, the "Group"). IMR Fund, L.P., and IMR General, Inc., are the partners of IMR Investments V.O.F. IMR Management Partners L.P. is the general partner of IMR Fund, L.P., and IMR General, Inc. is the general partner of IMR Management Partners L.P. The Agreement among the members of the Group that this statement be filed on behalf of each of them is attached hereto as Exhibit A.

          The following sets forth for each member of the Group, (a) its name,
    (b) its principal business address, (c) its place of organization, (d) the title of the class of securities it owns and (e) the CUSIP Number of such shares.

    1.    (a) IMR Investments V.O.F.
          (b) 100 South Fifth Street, Suite 2500, Minneapolis, MN 55402
          (c) Belgium
          (d) Ordinary Shares, par value NIS .01 per share
          (e) M01575105

    2.    (a) IMR General, Inc.
          (b) 100 South Fifth Street, Suite 2500, Minneapolis, MN 55402
          (c) Delaware
          (d) Ordinary Shares, par value NIS .01 per share
          (e) M01575105

    3.    (a) IMR Fund, L.P.
          (b) 100 South Fifth Street, Suite 2500, Minneapolis, MN 55402
          (c) Delaware
          (d) Ordinary Shares, par value NIS .01 per share
          (e) M01575105

    4.    (a) IMR Management Partners L.P.
          (b) 100 South Fifth Street, Suite 2500, Minneapolis, MN 55402
          (c) Delaware
          (d) Ordinary Shares, par value NIS .01 per share
          (e) M01575105

ITEM 3.

          Not Applicable.



                               Page 6 of 12 pages

ITEM 4. OWNERSHIP

          IMR Investments V.O.F. is the direct beneficial owner of 2,470,955 Ordinary Shares of the Issuer par value NIS .01 per share consisting of 15.5% of the number of Ordinary Shares outstanding, as follows: (i) 2,085,015 Ordinary Shares par value NIS .01 per share, held directly, (ii) 176,470 Units, each Unit consisting of one Ordinary Share and a warrant to purchase an additional Ordinary Share at $11.50, held directly, and (iii) 33,000 warrants exercisable as of May 22, 1995, expiring May 22, 1998 with an exercise price of $3.33 per share, held directly. IMR Investments V.O.F. has sole voting power and dispositive power with respect to all 2,470,955 Ordinary Shares it directly holds.

          IMR Fund, L.P. is the beneficial owner of 2,894,705 Ordinary Shares of the Issuer constituting 18.2% of the number of Ordinary Shares outstanding as follows: (i) 2,085,015 Ordinary Shares par value NIS .01 per share, held indirectly as a partner in IMR Investments, V.O.F.; (ii) 176,470 Units, each Unit consisting of one Ordinary Share and a warrant to purchase an additional Ordinary Share at $11.50, held indirectly as a partner in IMR Investments V.O.F.; (iii) 33,000 warrants exercisable as of May 22, 1995, expiring May 22, 1998 with an exercise price of $3.33 per share, held indirectly as a partner in IMR Investments, V.O.F.; (iv) 243,750 warrants exercisable as of January 1, 1995, expiring December 30, 1999 with an exercise price of $1.83 per share, held directly and (v) 180,000 warrants exercisable as of November 21, 1996, expiring November 21, 2001 with an exercise price of $11.50 per share, held directly. IMR Fund, L.P. has shared voting power and dispositive power with respect to all 2,894,705 Ordinary Shares it beneficially owns.

          IMR General, Inc. is the beneficial owner of 2,894,705 Ordinary Shares of the Issuer constituting 18.2% of the number of Ordinary Shares outstanding as follows: (i) 2,085,015 Ordinary Shares par value NIS .01 per share, held indirectly as a partner in IMR Investments, V.O.F.; (ii) 176,470 Units, each Unit consisting of one Ordinary Share and a warrant to purchase an additional Ordinary Share at $11.50, held indirectly as a partner in IMR Investments V.O.F.; (iii) 33,000 warrants exercisable as of May 22, 1995, expiring May 22, 1998 with an exercise price of $3.33 per share, held indirectly as a partner in IMR Investments, V.O.F.; (iv) 243,750 warrants exercisable as of January 1, 1995, expiring December 30, 1999 with an exercise price of $1.83 per share, held indirectly as a general partner in IMR Management Partners L.P., which is a general partner in IMR Fund, L.P. and (v) 180,000 warrants exercisable as of November 21, 1996, expiring November 21, 2001 with an exercise price of $11.50 per share, held indirectly as a general partner in IMR Management Partners L.P., which is a general partner in IMR Fund, L.P. IMR General, Inc. has shared voting and dispositive power with respect to all 2,894,705 Ordinary Shares it beneficially owns.

          IMR Management Partners L.P. is the beneficial owner of 2,894,705 Ordinary Shares of the Issuer constituting 18.2% of the number of Ordinary Shares outstanding as follows: (1) 2,085,015 Ordinary Shares par value NIS .01 per share, held indirectly as a general partner in IMR Fund, L.P., which is a partner in IMR Investments, V.O.F.; (ii) 176,470 Units, each Unit consisting of one Ordinary Share and a warrant to purchase an additional Ordinary Share at $11.50, held indirectly as a general partner in IMR Fund, L.P., which is a partner in IMR Investments V.O.F.; (iii) 33,000 warrants exercisable as of May 22, 1995, expiring May 22, 1998 with an exercise price of $3.33 per share, held indirectly as a general partner in IMR Fund, L.P., which is a partner in IMR Investments, V.O.F.; (iv) 243,750 warrants exercisable as of January 1, 1995, expiring December 30, 1999 with an exercise price of $1.83 per share, held indirectly as a general partner in IMR Fund, L.P. and (v) 180,000 warrants exercisable as of November 21, 1996, expiring November 21, 2001 with an exercise price of $11.50 per share, held



                               Page 7 of 12 pages
    indirectly as a general partner in IMR Fund, L.P. IMR Management Partners, L.P. has shared voting and dispositive power with respect to all 2,894,705 Ordinary Shares it beneficially owns.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          The Group has filed this Amendment #1 to Schedule 13G pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended. The identity of each member of the Group is set forth in Exhibit B to this
          Schedule 13G.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

ITEM 10. CERTIFICATION

          Not Applicable.




                               Page 8 of 12 pages

                                    SIGNATURE

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

        Dated: March 24, 1997

                                  IMR INVESTMENTS V.O.F.

                                         BY:    IMR General, Inc.

                                         By:    /s/Roger R. Cloutier, II
                                               --------------------------------
                                                Roger R. Cloutier, II
                                                Its Vice President



                                  IMR GENERAL, INC.

                                         By:    /s/Roger R. Cloutier, II
                                               --------------------------------
                                                Roger R. Cloutier, II
                                                Its Vice President

                                  IMR FUND, L.P.

                                         BY:    IMR Management Partners, L.P.
                                                  Its General Partner
                                                     By IMR General, Inc.
                                                       Its General Partner

                                                By:    /s/Roger R. Cloutier, II
                                                      --------------------------
                                                       Roger R. Cloutier, II
                                                       Its Vice President

                                  IMR MANAGEMENT PARTNERS L.P.

                                         BY:    IMR General, Inc.
                                                  Its General Partner

                                                By:    /s/Roger R. Cloutier, II
                                                      --------------------------
                                                       Roger R. Cloutier, II
                                                       Its Vice President


                               Page 9 of 12 pages

                                  EXHIBIT INDEX


Exhibit A --    Agreement among IMR Investments V.O.F., IMR Fund, L.P., IMR
                General, Inc. and IMR Management Partners L.P. to file a joint statement on Schedule 13G

Exhibit B --    Identification of Members of the Group






                               Page 10 of 12 pages

                                                                      EXHIBIT A


                                    AGREEMENT

      This will confirm the agreement by and among all the undersigned that the Amendment #1 to Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of Ordinary Shares, NIS .01 par value, of Accent Software International Ltd. is being filed on behalf of each of the individuals named below. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    Dated: March 24, 1997

                                IMR INVESTMENTS V.O.F.

                                       BY:    IMR General, Inc.

                                       By:    /s/Roger R. Cloutier, II
                                             ---------------------------------
                                              Roger R. Cloutier, II
                                              Its Vice President

                                IMR GENERAL, INC.

                                       By:    /s/Roger R. Cloutier, II
                                             ---------------------------------
                                              Roger R. Cloutier, II
                                              Its Vice President

                                IMR FUND, L.P.

                                       BY:    IMR Management Partners, L.P.
                                                Its General Partner
                                                   By IMR General, Inc.
                                                     Its General Partner

                                              By:    /s/Roger R. Cloutier, II
                                                    ---------------------------
                                                     Roger R. Cloutier, II
                                                     Its Vice President

                                IMR MANAGEMENT PARTNERS L.P.

                                       BY:    IMR General, Inc.
                                                Its General Partner

                                              By:    /s/Roger R. Cloutier, II
                                                    ---------------------------
                                                     Roger R. Cloutier, II
                                                     Its Vice President



                               Page 11 of 12 pages

                                                                      EXHIBIT B


                     IDENTIFICATION OF MEMBERS OF THE GROUP


1.  IMR Investments V.O.F.

2.  IMR Fund, L.P.1

3.  IMR General, Inc.1

4.  IMR Management Partners L.P.2










--------
1.   IMR Fund, L.P. and IMR General, Inc. are the partners of IMR Investments
     V.O.F.

2. IMR Management Partners L.P. is the general partner of IMR Fund, L.P., and the general partner of IMR Management Partner L.P. is IMR General, Inc.



                               Page 12 of 12 pages